Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Kingsway announces executive appointment

    TORONTO, July 18 /CNW/ - (TSX: KFS, NYSE: KFS) William G. Star, President
& Chief Executive Officer of Kingsway Financial Services Inc. is pleased to announce the appointment of Anastassia Plitman to Vice President, Internal
Audit and Compliance of Kingsway Financial Services Inc. Ms. Plitman brings over 19 years of experience in the areas of risk management, internal audit and compliance. Prior to joining Kingsway, Ms. Plitman was the Director of the
Internal Audit and Controls Practice of a major North American consulting firm, specializing in internal audit. Ms. Plitman replaces Laura Foster who recently left the organization to accept a position in the Internal Audit
Department of one of the major Canadian Banks.
    "I am pleased to welcome Anastassia to our executive team", said Bill
Star, President & Chief Executive Officer. "Anastassia joins us, having gained extensive experience in both large Canadian services organizations as well as having spent the last two years in a consulting practice. I am confident that we will benefit from her experience and expertise in Internal Audit and Risk
Management."

    About the Company

    Kingsway is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled.
Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through thirteen wholly-owned insurance subsidiaries in Canada and the United States. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty
Insurance Company and Jevco Insurance Company. United States subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company, Mendota Insurance Company, Mendakota Insurance Company and
Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    The common shares of Kingsway are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: W. Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 13:30e 18-JUL-07